UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Canadian National Railway Co.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

136375102

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033
(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,787,431 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 77,787,431 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,787,431 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)           All common shares (“Common Shares”) of Canadian National Railway Company (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)           Based on 708,964,714 Common Shares outstanding, as last reported by the Toronto Stock Exchange.

CUSIP No. 136375102
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,907,283 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,907,283 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,907,283 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)           For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), all Common Shares held by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)           Based on 708,964,714 Common Shares outstanding, as last reported by the Toronto Stock Exchange.

CUSIP No. 136375102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 77,787,431 (1)

		8.	Shared Voting Power 13,907,283 (2)

		9.	Sole Dispositive Power 77,787,431 (1)

		10.	Shared Dispositive Power 13,907,283 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,694,714 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)           Cascade holds 77,787,431 Common Shares. All Common Shares of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)           The Trust holds 13,907,283 Common Shares. For purposes of Rule 13d-3, all Common Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)           Based on 708,964,714 Common Shares outstanding, as last reported by the Toronto Stock Exchange.

CUSIP No. 136375102
1.	Names of Reporting Persons. Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,613,339

	8.	Shared Voting Power 13,907,283 (1)

	9.	Sole Dispositive Power 23,613,339

	10.	Shared Dispositive Power 13,907,283 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,520,622 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)           The Trust holds 13,907,283 Common Shares. For purposes of Rule 13d-3, all Common Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)           Based on 708,964,714 Common Shares outstanding, as last reported by the Toronto Stock Exchange.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common shares, no par value (the “Common Shares”), of Canadian National Railway Co. (the “Issuer”). Cascade Investment, L.L.C., Bill & Melinda Gates Foundation Trust, William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) jointly file this Amendment to amend and restate the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on March 24, 2021, as amended on May 4, 2021.

Item 1.	Security and Issuer

This statement relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 935 de La Gauchetière Street West, Montreal, Quebec, Canada H3B 2M9.

Item 2.	Identity and Background

(a)               This statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III (“WHG”), and Melinda French Gates (“MFG”). Each of WHG and MFG separately manages the Common Shares over which he or she has sole beneficial ownership. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

(b)               The business addresses of the Reporting Persons are as follows:

•                  Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•                  The Trust: 2365 Carillon Point, Kirkland, Washington 98033

•                  WHG: 500 Fifth Avenue North, Seattle, Washington 98109

•                  MFG: 500 Fifth Avenue North, Seattle, Washington 98109

(c)                Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. Mr. Gates controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

The Trust is a charitable trust established under the laws of the State of Washington.  The Trust was established to invest and manage the assets of the Bill & Melinda Gates Foundation (the “Foundation”) and to separate the investment and management activities of the Trust from the program work of the Foundation. The Trust’s co-trustees are WHG and MFG. The address of the Trust’s principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is a Co-Trustee of the Foundation and the Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

MFG, a natural person, is a Co-Trustee of the Foundation and the Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)               None.

(e)                None.

(f)     WHG is a citizen of the United States of America.

MFG is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Cascade purchased its Common Shares with working capital. The Trust purchased its Common Shares with working capital. MFG acquired her Common Shares from Cascade for no consideration.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their respective Common Shares for investment purposes.

The Reporting Persons previously reported their beneficial ownership of Common Shares in a statement on Schedule 13G, filed on October 31, 2000, as amended and supplemented.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. This may include selling or purchasing securities in the future, depending on market conditions and portfolio-management concerns, including liquidity and exposure preferences, and subject to regulatory and other approvals.

A senior investment manager for WHG, Justin Howell, serves on the Issuer’s board of directors. Mr. Howell exercises no investment or voting power over the Common Shares beneficially owned by WHG.

The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions and valuations, subsequent developments affecting the Issuer, the general business and prospects of the Issuer, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)               See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)               See items 7 through 10 of the cover pages to this Amendment for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                Cascade transferred to MFG 9,527,000 Common Shares (the “Transferred Shares”) in a private transaction, for no consideration, on August 5, 2021. Upon such transfer, MFG became the sole beneficial owner of the Transferred Shares.

(d)               None.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2021	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3) (4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (3) (5)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)             This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated March 24, 2021, and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on March 24, 2021, SEC File No. 005-48661, and incorporated by reference herein.

(2)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG and MFG as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(5)             Duly authorized under Power of Attorney appointing Alan Heuberger attorney-in-fact, dated July 29, 2003, by and on behalf of MFG, filed as Exhibit 99.1 to MFG’s Schedule 13G with respect to AutoNation, Inc., on August 6, 2021, SEC File No. 005-40342, and incorporated by reference herein.